SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549
______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2011

Commission File Number: 000-21742

                        Subsea 7 S.A.
(Translation of registrant’s name into English)

200 Hammersmith Road
London, W6 7DL
                          England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

Attached herewith as Exhibit 99.1 is a press release, dated January 13, 2011, whereby Subsea 7 S.A. (the “Company”) announced that pursuant to the Luxembourg law of January 11, 2008 on transparency requirements, the Company has received the following notifications as a result of Completion of the Combination between Acergy S.A. and Subsea 7 Inc., which occurred on January 7, 2011.

Notification 1:

•	Full names of person(s) subject to notification obligation: Siem Industries Inc.

•	Reason for the notification: an acquisition or disposal of voting rights.

•	Threshold(s) that is/are crossed or reached: 15%

•	Situation previous to the triggering transaction:
▪	Number of voting rights: Nil

•	Resulting situation after the triggering transaction:
▪	Number of voting rights: Direct: 69,681,932; Indirect: Nil
▪	% of voting rights: Direct: 19.80%; Indirect: Nil

•	Financial Instruments total: Nil

•	Chain of controlled undertaking through which the voting rights and/or the financial instruments are effectively held:N/A

Notification 2:

•	Full names of person(s) subject to notification obligation: Folketrygdfondet

•	Reason for the notification: an acquisition or disposal of voting rights and an event changing the breakdown of voting rights.

•	Threshold(s) that is/are crossed or reached: 10%

•	Situation previous to the triggering transaction:
▪	Number of voting rights: 21,267,423

•	Resulting situation after the triggering transaction:
▪	Number of voting rights: Direct: 32,284,762; Indirect: Nil
▪	% of voting rights: Direct: 9.2%; Indirect: Nil

•	Financial Instruments total: Nil

•	Chain of controlled undertaking through which the voting rights and/or the financial instruments are effectively held:N/A

Notification 3:

•	Full names of person(s) subject to notification obligation: Capital Research and Management Company

•	Reason for the notification: an event changing the breakdown of voting rights.

•	Threshold(s) that is/are crossed or reached: 5%

•	Situation previous to the triggering transaction:
▪	Number of voting rights: 13,430,000

•	Resulting situation after the triggering transaction:
▪	Number of voting rights: Direct: Nil; Indirect: 13,430,000

▪	% of voting rights: Direct: Nil; Indirect: 3.82%

•	Financial Instruments total: Nil

•	Chain of controlled undertaking through which the voting rights and/or the financial instruments are effectively held:N/A

Certain statements set forth above and contained in the press release furnished pursuant to this Form 6-K may include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “forecast,” “project,” “will,” “should,” “seek,” and similar expressions.  The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties.  The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: actions by regulatory authorities or other third parties; unanticipated costs and difficulties related to the integration of Acergy S.A. and Subsea 7 Inc. and our ability to achieve benefits therefrom; our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant clients; the outcome of legal and administrative proceedings or governmental enquiries; uncertainties inherent in operating internationally; the timely delivery of ships on order and the timely completion of ship conversion programs; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUBSEA 7 S.A.

Date: January 13 , 2011	By:	/s/ Jean Cahuzac
		Name:	Jean Cahuzac
		Title:	Chief Executive Officer